Room 4561
via fax (843) 383-0570
						July 22, 2005

Curtis A Tyner, Sr
Chief Executive Officer & Chief Financial Officer
Regional Bankshares, Inc.
206 South Fifth Street
Hartsville, South Carolina 29550

Re:	Regional Bankshares, Inc
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31,2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 13, 2005

Dear Mr. Tyner:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 - Summary of Significant Accounting Policies

Residential Mortgage Origination Fees, page 24

1. We note your references throughout the Company`s Form 10-KSB to a correspondent mortgage company. With regards to this arrangement, please provide the following:
* On page 1 you indicate that residential mortgage loans are maintained in-house with conventional mortgage financing arranged through a correspondent mortgage company. In Note 1, however, you indicate that loans are closed in the name of correspondents and the
Company receives fees for services you provide to the correspondent.
Explain, in detail the arrangements you have with the correspondent mortgage company(s). Tell us what services you provide to the correspondents and what services you receive from them. Tell us what fees are exchanged and how you account for them.
* Tell us if there are any related party interests between the Company and your correspondent mortgage company.
* On page 3 you indicate that the Bank generally charges an origination fee on its real estate loans. Is this the same origination fee that you refer to in Note 1 for services you provide to your correspondent? Does the Company charge origination fees on loans that it originates in-house and maintains in its portfolio? If so, tell us how you considered SFAS 91 in accounting for such fees.
* On page 3 you indicate that the Bank originates mortgage loans for sale into the secondary market, earning a fee, but avoiding the interest rate risk of holding long-term, fixed-rate loans. Is the correspondent mortgage company involved in these originations? Tell us the amount of loans sold during each reported period and tell us how you considered SFAS 140 in accounting for such sales.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Curtis A. Tyner, Sr
Regional Bankshares, Inc
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